Exhibit 99.(a)(1)(x)

SPIRENT STOCK OPTION PLAN

Option Exchange Program ("OEP")

OFFER PERIOD STARTS Friday Aug. 15, 2003
Instructions and packages are being sent by Spirent Email or by post to your home address on Aug. 15, 2003
$£	Only options priced at £1.40 or higher can be exchanged
Information on the OEP will be available on InsideSpirent
If you don't receive your package, and you have options you believe are subject to the OEP, contact your local representative.
OFFER PERIOD ENDS 5pm US Eastern Time, Monday Sept. 15, 2003

ONLY OPTIONS GRANTED UNDER THE SPIRENT STOCK OPTION PLAN WITH AN EXERCISE PRICE OF £1.40 PER SHARE OR GREATER ARE ELIGIBLE FOR THE EXCHANGE PROGRAM. OTHER ELIGIBILITY REQUIREMENTS, TERMS AND CONDITIONS APPLY. THIS POSTER DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS UNDER THE SPIRENT STOCK OPTION PLAN TO EXCHANGE OPTIONS UNDER THE OPTION EXCHANGE PROGRAM.